CONFIDENTIAL TREATMENT REQUESTED

BY IGM BIOSCIENCES, INC.: IGMS-003

FOIA Confidential Treatment Requested Pursuant to 17 C.F.R. §200.83

The entity requesting confidential treatment is:

IGM Biosciences, Inc.

325 E. Middlefield Road

Mountain View, CA 94043

Attention: Fred M. Schwarzer

Chief Executive Officer and President

CERTAIN PORTIONS OF THIS LETTER HAVE BEEN OMITTED FROM THE VERSION FILED VIA EDGAR. CONFIDENTIAL TREATMENT HAS BEEN REQUESTED WITH RESPECT TO THE OMITTED PORTIONS. INFORMATION THAT WAS OMITTED IN THE EDGAR VERSION HAS BEEN NOTED IN THIS LETTER WITH A PLACEHOLDER IDENTIFIED BY THE MARK “[*].”

August 20, 2019

VIA EDGAR AND OVERNIGHT DELIVERY

Securities and Exchange Commission

Division of Corporation Finance

Office of Healthcare & Insurance

100 F Street, N.E.

Washington, D.C. 20549-3720

Attn:	Justin Dobbie
Julia Griffith
Sharon Blume
Christine Torney

RE:	IGM Biosciences, Inc.
Registration Statement on Form S-1
CIK No. 0001496323

Ladies and Gentlemen:

On behalf of our client, IGM Biosciences, Inc. (the “Company” or “IGM”), we submit this letter in response to Comment 10 of the initial comments received from the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated July 25, 2019 (the “Comment Letter”), relating to the Company’s Registration Statement on Form S-1 (the “Registration Statement”), originally confidentially submitted in draft form to the Commission on June 28, 2019 and filed via EDGAR on August 19, 2019.

CONFIDENTIAL TREATMENT REQUESTED BY IGM BIOSCIENCES, INC.

CONFIDENTIAL TREATMENT REQUESTED

BY IGM BIOSCIENCES, INC.: IGMS-003

Because of the commercially sensitive nature of information contained herein, this submission is accompanied by the Company’s request for confidential treatment for selected portions of this letter. The Company has filed a separate letter with the Office of Freedom of Information and Privacy Act Operations in connection with the confidential treatment request, pursuant to Rule 83 of the Commission’s Rules on Information and Requests, 17 C.F.R. § 200.83. For the Staff’s reference, we have enclosed a copy of the Company’s letter to the Office of Freedom of Information and Privacy Act Operations, as well as a copy of this correspondence, marked to show the portions redacted from the version filed via EDGAR and for which the Company is requesting confidential treatment.

For the convenience of the Staff, we have recited the prior comment from the Staff in italicized type and have followed the comment with the Company’s response.

Critical Accounting Policies and Estimates

Fair Value of Common Stock, page 72

10. Once you have an estimated offering price or range, please explain to us how you determined the fair value of the common stock underlying your equity issuances and the reasons for any differences between the recent valuations of your common stock leading up to the IPO and the estimated offering price. This information will help facilitate our review of your accounting for equity issuances including stock compensation and beneficial conversion features.

Price Range

To assist the Staff in its evaluation of stock compensation disclosures and certain other matters, the Company advises the Staff that the Company currently estimates a price range of $[*] to $[*] per share (the “Price Range”) for the initial public offering (the “IPO”) of the Company’s common stock, resulting in a midpoint of the Price Range of $[*] per share (the “Midpoint Price”). The Price Range has been estimated based on a number of factors, including the progress of the Company’s studies and trials, other developments in the Company’s business, input received from the Company’s “testing the waters meetings,” current market conditions and input received from Jefferies LLC, Piper Jaffray & Co., Stifel, Nicolaus & Company, Incorporated and Guggenheim Securities, LLC (the “Lead Underwriters”), including discussions that took place on August 19, 2019 among representatives of the Company and representatives of the Lead Underwriters.

The Price Range does not take into account any discount for the current lack of liquidity for the Company’s common stock and assumes a successful IPO with no weighting attributed to any other outcome for the Company’s business, such as remaining a privately held company or being sold in an acquisition transaction. As is typical for initial public offerings, the Price Range was not derived using a formal determination of fair value, but was determined as a result of discussions among representatives of the Company and the Lead Underwriters. During these discussions, the parties considered quantitative factors, as well as non-quantitative factors, such as the valuations of recently completed public offerings and evaluating those issuers’ respective stages of development as compared to the Company, the current valuations of public companies at a similar stage of clinical development as the Company taking into account the number of programs of those companies as compared to the Company, and recent market conditions. Prior to August 19, 2019, the Lead Underwriters had not provided the Company with a specific estimated price range. The Price Range also does not reflect any stock split the Company may effect prior to the IPO.

CONFIDENTIAL TREATMENT REQUESTED BY IGM BIOSCIENCES, INC.

CONFIDENTIAL TREATMENT REQUESTED

BY IGM BIOSCIENCES, INC.: IGMS-003

The actual bona fide price range to be included in the Registration Statement has not yet been determined and remains subject to adjustment based on further discussions between the Company and the Lead Underwriters, developments in the Company’s business, market conditions and other factors that are outside of the Company’s control. However, the Company believes that the actual bona fide price range will be within the Price Range. In addition, the actual price range to be included in the Registration Statement will be reflected in an amendment to the Registration Statement that will be filed before the commencement of the road show and will comply with the Staff’s interpretation regarding the parameters of a bona fide price range.

Equity Grants and Common Stock Valuation

As stated in the Registration Statement, the Company has granted stock-based awards, consisting of stock options and restricted stock, to its employees and directors.

The Company measures stock-based awards granted to employees and directors based on their estimated fair value on the date of grant and recognizes compensation expense for those awards over the requisite service period, which is generally the vesting period of the respective award. Generally, the Company issues stock options and restricted stock awards with only service-based vesting conditions and records the expense for these awards using the straight-line method.

The Registration Statement describes the Company’s use of the Black-Scholes option-pricing model (“Black-Scholes”) for the purpose of calculating the estimated grant date fair value of the stock options. The Company’s board of directors or a committee thereof (the “Board”), with input from management, determined the estimated fair value per share of the Company’s common stock to be as follows:

Valuation Date	Estimated Fair Value Per Share of Common Stock	Valuation Method
October 31, 2018	$0.21	OPM
June 30, 2019	$1.55	Hybrid of OPM/PWERM

These estimated fair values per share of common stock were determined after considering valuation reports from an independent third-party valuation specialist as well as other objective and subjective factors as appropriate, including the Company’s stage of development and programs, the Company’s cash burn and cash balances, the value of public companies with similar profiles to the Company, the likelihood of achieving a liquidity event, the issuance of preferred stock and the rights, preferences and privileges of preferred stock as compared to common stock and the other factors described below. Set forth below in this letter is a discussion of each valuation and equity grant since January 1, 2018, along with a comparison of the estimated fair value of the Company’s common stock to the Midpoint Price.

CONFIDENTIAL TREATMENT REQUESTED BY IGM BIOSCIENCES, INC.

CONFIDENTIAL TREATMENT REQUESTED

BY IGM BIOSCIENCES, INC.: IGMS-003

The following table sets forth all equity awards made by the Company since January 1, 2018:

Grant date	Type of award	Number of shares	Exercise price of options per share	Estimated fair value of common stock per share on grant date
December 21, 2018	Options	2,600,000	$0.21	$0.21
December 21, 2018	Restricted Stock	770,000	N/A	$0.21
December 30, 2018	Options	2,386,230	$0.21	$0.21
January 3, 2019	Options	830,000	$0.21	$0.21
January 20, 2019	Options	100,000	$0.21	$0.21
February 1, 2019	Options	1,841,229	$0.21	$0.21
February 18, 2019	Options	831,638	$0.21	$0.21
March 30, 2019	Options	275,000	$0.21	$0.21
August 12, 2019	Options	1,223,000	$1.55	$1.55

October 31, 2018 Valuation

In preparing the October 31, 2018 valuation, the Company determined its enterprise value using the option pricing model (“OPM”) as described in the Registration Statement. Because of the Company’s early stage of development and other relevant factors, the Company believed that OPM was the appropriate method for valuing the Company’s common stock. The resulting estimated fair value of the Company’s common stock was $0.21 per share on a non-marketable, minority basis.

The OPM allocates a company’s equity value among the various capital classes. The OPM takes into account the preferred shareholders’ liquidation preferences, participation rights, dividend policy and conversion rights to determine how proceeds from a liquidity event would be distributed among the various ownership classes at a future date. First in determining its equity value, the Company used the expected compound method (“ECM”). The ECM focused on comparing the Company’s clinical research and development pipeline to the clinical research and development pipelines of publically traded entities. It was determined that the ECM was the best methodology to use for the equity value given the lack of meaningful financial statistics to apply traditional revenue or EBITDA valuation multiples. In selecting public companies for comparative purposes, companies were selected based on business descriptions, operations and geographic presence, financial size and performance, stock liquidity and management’s recommendations regarding similar public companies. The Company also determined multiples for comparison against the select public companies based on the Company’s current stage of development. At the time of the October 31, 2018 valuation, the Company had a total of two preclinical product candidates and expected to progress one product candidate into a Phase 1 clinical trial by 2019 and the other by 2020, and had three additional discovery programs.

After the equity value of the Company was determined, it was allocated among the various share classes. To calculate the fair market value of the Company’s common stock, the Company used Black-Scholes as described in the Registration Statement. Black-Scholes implementation of the OPM treats the rights of the holders of various classes of securities as call options on any value of the Company above a series of breakpoints. For the Company, these breakpoints were set after examining the liquidation preferences in the Company’s Amended and Restated Certificate of Incorporation, option

CONFIDENTIAL TREATMENT REQUESTED BY IGM BIOSCIENCES, INC.

CONFIDENTIAL TREATMENT REQUESTED

BY IGM BIOSCIENCES, INC.: IGMS-003

agreements and the number of securities outstanding as of the October 31, 2018 valuation date. Black-Scholes requires a series of variables, including the equity value of the Company, time to liquidity event, risk-free rate and volatility. For the October 31, 2018 valuation, the Company used:

•	an implied equity value of approximately $[*] after reviewing comparable public companies;

•	a probability weighted time to exit of 1.5 years after accounting for the Company’s approximation of the time it would take the Company to reach an IPO or merger and acquisition (“M&A”) event;

•

a risk-free interest rate of 2.761% based on the yield of 1.5 year U.S. Treasury bonds as of October 31, 2018, a maturity which closely approximated the forecasted liquidity horizon of the Company; and

•	an estimate for expected volatility of 75.0% based on an analysis of the historical volatility of guideline public companies and factors specific to the Company.

A discount for lack of marketability (“DLOM”) of 40.0% was then applied to account for the lack of an active trading market in the Company’s securities.

December 21, 2018, December 30, 2018, January 3, 2019, January 20, 2019, February 1, 2019, February 18, 2019 and March 30, 2019 Grants

At December 21, 2018, December 30, 2018, January 3, 2019, January 20, 2019, February 1, 2019, February 18, 2019 and March 30, 2019, the Board determined that the estimated fair value of the Company’s common stock was $0.21 per share in consideration of the valuation analysis as of October 31, 2018 and other objective and subjective factors as appropriate, including, without limitation: the preclinical stage of the Company and the fact that the Company’s two product candidates were in preclinical development, the Company had no ongoing clinical trials, and the Company had not applied for or received approval from any regulatory authority, including the U.S. Federal Drug Administration (“FDA”), to commence clinical trials for any of its product candidates or to begin dosing in humans; uncertainty as to when the Company would submit an investigational new drug application (“IND”) with the FDA to seek approval to commence a Phase 1 clinical trial for its lead product candidate, IGM-2323; uncertainty as to when the Company would receive FDA approval to commence a Phase 1 clinical trial for its lead product candidate, if at all; uncertainty relating to the results of the Company’s planned future clinical trials; uncertainty as to when the Company would initiate or complete an IPO or M&A event, if at all; and increased volatility and poor performance of public healthcare stocks relative to the broader market due to, among other things, recent U.S. political discourse surrounding Medicare, and the U.S. government shutdown and budget sequestration during the end of 2018 and early 2019 and the potential impact such shutdown, and prospect of a future shutdown given the U.S. political environment, on the Company’s ability to progress its product candidates through regulatory approval with the FDA. As part of this determination, the Board concluded that no significant internal or external value-affecting events had taken place between the October 31, 2018 valuation date and December 21, 2018, December 30, 2018, January 3, 2019, January 20, 2019, February 1, 2019, February 18, 2019 and March 30, 2019 that were not already reflected in the October 31, 2018 valuation.

CONFIDENTIAL TREATMENT REQUESTED BY IGM BIOSCIENCES, INC.

CONFIDENTIAL TREATMENT REQUESTED

BY IGM BIOSCIENCES, INC.: IGMS-003

June 30, 2019 Valuation

In preparing the June 30, 2019 valuation, the Company used a hybrid of the OPM and the probability-weighted expected return method (“PWERM”) as described in the Registration Statement. The hybrid method was determined to be the appropriate method to model various exit scenarios for purposes of valuing the Company’s common stock because of the stage of development of the Company and the expected timing of an IPO, factoring in the inherent uncertainty associated with being able to complete an IPO. The resulting estimated fair value of the Company’s common stock was $1.55 per share on a non-marketable, minority basis. The key drivers in the increased price included the following:

•

The Company’s initiation of the confidential process for an IPO, including conducting an organizational meeting with the underwriters in mid-May 2019 and the submission of a confidential draft registration statement on Form S-1 to the Commission in late June 2019.

•

The Company submitted an IND with the FDA in May 2019, which was accepted in June 2019, allowing the Company to conduct a Phase 1 clinical trial for the Company’s lead product candidate, IGM-2323, with the expectation that the clinical trial would begin later in 2019.

•

The Company’s negotiated Series C preferred stock financing in June 2019 at a price per share of $2.00, representing a 2x step-up from the valuation of the Company at the Series B preferred stock financing (Series B issue price was $1.00 per share), the last closing of which occurred in October 2018. The Series C preferred stock financing was led by new investors, with the Company’s primary existing investor also participating in the financing.

•	The then-current trends in the biotech IPO market.

In this valuation, the hybrid method was used to address three probability-weighted scenarios: a non-IPO scenario, a high IPO scenario and a low IPO scenario. The non-IPO scenario was assigned a weight of 30.0%, the high IPO scenario was assigned a weight of 35.0% and the low IPO scenario was assigned a weight of 35.0%. The relative probability of each type of future event scenario was based on an analysis of market conditions at the time, including then-current initial public offering valuations of similarly situated companies, and expectations as to the timing and likely prospects of such scenarios.

The non-IPO scenario assumed an equity valuation determined by the OPM which was used to determine the value of each class of the Company’s capital stock and a back-solve method based on a probability-weighted price of the Series C preferred stock tied to its initial issuance price. To calculate the estimated fair market value of the Company’s common stock, the Black-Scholes method was used, requiring a series of variables, including the equity value of the Company, time to liquidity event, risk-free rate and volatility. For the June 30, 2019 non-IPO scenario, the Company used:

•	an implied equity value of approximately $[*];

CONFIDENTIAL TREATMENT REQUESTED BY IGM BIOSCIENCES, INC.

CONFIDENTIAL TREATMENT REQUESTED

BY IGM BIOSCIENCES, INC.: IGMS-003

•	a probability weighted time to exit of 1.5 years after accounting for the Company’s approximation of the time it would take the Company to reach an IPO or M&A event;

•	a risk-free interest rate of 1.827% based on the yield of 1.5 year U.S. Treasury bonds as of June 30, 2019, a maturity which closely approximated the forecasted liquidity horizon of the Company; and

•	an estimate for expected volatility of 70.0% based on an analysis of the historical volatility of guideline public companies and factors specific to the Company.

The hybrid method applied PWERM in the IPO scenarios by reviewing the valuations of comparable biotechnology public companies. The IPO scenarios assumed that the Company would complete an IPO on September 30, 2019, which represented management’s best estimate of the possible time to IPO. For the high IPO scenario, a selection between the mean and the median of comparable companies was chosen to represent the Company’s equity value in the event of a very successful IPO. For the low IPO scenario, a selection near the median of comparable companies was selected to represent the Company’s equity value in the event of a lower than anticipated IPO exit. These exit values were allocated using the Company’s fully diluted shares under the assumption that all shares would convert into common stock at the IPO in order to maximize their financial return, with the preferred stock forfeiting its liquidation preference as a result of such conversion. The resulting values were then discounted back to present value and weighted against the Company’s recent Series C preferred stock financing.

A DLOM of 15% was applied to each IPO scenario, and a DLOM of 30.0% was applied to the non-IPO scenario. The DLOM for the two IPO scenarios was chosen to account for the standard 180 lockup period before stockholders can sell their shares following an IPO. The DLOMs used for all scenarios reflected the Company’s then-current estimates of the time to a liquidity event.

August 12, 2019 Grants

At August 12, 2019, the Board determined that the estimated fair value of the Company’s common stock was $1.55 per share in consideration of the valuation analysis as of June 30, 2019, and other objective and subjective factors as appropriate, including increased volatility in the stock markets, and in the public biotechnology and healthcare sectors in particular. As part of this determination, the Board concluded that no significant internal or external value-affecting events had taken place between the June 30, 2019 valuation date and August 12, 2019 that were not already reflected in the June 30, 2019 valuation.

The Company has not granted any other equity awards since August 12, 2019.

Comparison of the August 12, 2019 Grant Price and the Midpoint Price

As is typical in an initial public offering, the estimated price range for the offering was not derived using a formal determination of estimated fair value, but was determined primarily by discussions between the Company and the Lead Underwriters. Among the factors that were considered in setting the Price Range were the following:

•	an analysis of the current step-ups from the last private rounds and typical valuation ranges seen in recent initial public offerings for clinical-stage biotechnology companies;

CONFIDENTIAL TREATMENT REQUESTED BY IGM BIOSCIENCES, INC.

CONFIDENTIAL TREATMENT REQUESTED

BY IGM BIOSCIENCES, INC.: IGMS-003

•	the general condition of the securities markets and the recent market prices of, and the demand for, publicly traded common stock of generally comparable companies;

•	an assumption that there would be a receptive public trading market for pre-commercial, clinical-stage biotechnology companies such as the Company; and

•	an assumption that there would be sufficient demand for the Company’s common stock to support an offering of the size contemplated by the Company.

The Company notes that the difference between the August 12, 2019 grant price and the Midpoint Price is primarily attributable to the following Company-specific factors and valuation methodology-specific factors:

Company-Specific Factors

•

Favorable feedback from potential investors following the “testing the waters” meetings that occurred in July and August 2019, which suggested that there was investor interest in the Company at a step-up in valuation. This feedback gave the Company confidence that the market would be receptive to the Company’s IPO, despite the Company’s early stage, lack of clinical trials to date, and current status of the Company’s product candidates.

•	The Company’s expectations that it will initiate a Phase 1 clinical trial for its lead product candidate in the near term.

•

The valuations of comparable companies that completed or launched initial public offerings in the second and third quarters of 2019 as well as such companies’ performance in the months following their initial public offerings, which valuations reflected increases from the last private rounds of equity financing prior to such initial public offerings, i.e. reflecting step-up multiples in the initial public offering.

•

The successful completion of the IPO would strengthen the Company’s balance sheet, provide access to public equity, increase visibility with acquirors, increase the Company’s strategic flexibility and provide enhanced operational flexibility to potentially obtain regulatory approval for and commercialize the Company’s product candidates.

Valuation Methodology-Specific Factors

•

The methodology for determining the June 30, 2019 valuation price that supported the August 12, 2019 grant price incorporated IPO and non-IPO scenarios, not all of which allocate value to the Company’s stockholders on a fully diluted, as-converted to common stock basis. The Midpoint Price assumes with 100% probability that the Company completes an IPO, in connection with which all of the Company’s convertible preferred stock will be converted into common stock. This factor is significant because the holders of the Company’s preferred stock currently enjoy substantial economic rights and preferences over the holders of the Company’s common stock, including (i) the right to receive dividends prior to any dividends declared or paid on any shares of the Company’s

CONFIDENTIAL TREATMENT REQUESTED BY IGM BIOSCIENCES, INC.

CONFIDENTIAL TREATMENT REQUESTED

BY IGM BIOSCIENCES, INC.: IGMS-003

common stock and (ii) liquidation payments in preference to holders of the Company’s common stock. The corresponding elimination of the preferences and rights enjoyed by the holders of such preferred stock results in a higher valuation of the common stock.

•

The valuation report prepared by the Company’s third-party valuation specialist in determining the June 30, 2019 valuation price that supported the August 12, 2019 grant price utilized a quantitative methodology to determine the estimated fair value of the Company’s common stock, which may differ from the more qualitative and subjective methodology used by some public market investors to determine the price that they are willing to pay in the IPO. The quantitative methods used in the valuation report, including those summarized above, are both commonly accepted and applied in the valuation community, and are consistent with the methods and guidance in the AICPA Audit and Accounting Practice Aid entitled Valuation of Privately-Held-Company Equity Securities Issued as Compensation.

•

The inclusion of other factors by the Lead Underwriters in their valuation models of indicated market values in determining the Price Range, which factors may not have been expressly considered in the Company’s valuations as a private company, or are not quantifiable in the Company’s valuation models as a private company, or are not objectively determinable by the Company.

•

The Price Range represents a future price for shares of the Company’s common stock that, if issued in the IPO, will be immediately freely tradable in a public market, whereas the August 12, 2019 grant price represents a contemporaneous estimate of the fair value of shares that were then illiquid and might never become liquid, and were subject to a DLOM as indicated above.

In conclusion, the Company respectfully submits that the differences between the estimated IPO price (i.e., the Midpoint Price), the exercise price at which it most recently granted stock options (the August 12, 2019 grant price), the latest valuation (the June 30, 2019 valuation price) and the prior valuations are reasonable in light of all of the considerations outlined above. In addition, the Company will continue to update its disclosure for all equity-related transactions through the effective date of the Registration Statement. Based on the foregoing, the Company respectfully seeks confirmation that the Staff has no further comments with respect to the matters discussed in this letter.

* * *

CONFIDENTIAL TREATMENT REQUESTED BY IGM BIOSCIENCES, INC.

CONFIDENTIAL TREATMENT REQUESTED

BY IGM BIOSCIENCES, INC.: IGMS-003

If you require any additional information on the matters contained in this letter, or if we can provide you with any other information that will facilitate your review, please advise us at your earliest convenience. You may reach me at (650) 493-9300 or jknapp@wsgr.com.

Sincerely,

WILSON SONSINI GOODRICH & ROSATI
Professional Corporation

/s/ Jennifer Knapp

Jennifer Knapp

cc:	Fred Schwarzer, IGM Biosciences, Inc.

Misbah Tahir, IGM Biosciences, Inc.

Paul Graffagnino, GCA Law Partners LLP

Carolyn Selig, Deloitte & Touche LLP

Previn Waas, Deloitte & Touche LLP

Jonie I. Kondracki, Cooley LLP

Charles S. Kim, Cooley LLP

Kenneth A. Clark, Wilson Sonsini Goodrich & Rosati, P.C.

Tony Jeffries, Wilson Sonsini Goodrich & Rosati, P.C.

CONFIDENTIAL TREATMENT REQUESTED BY IGM BIOSCIENCES, INC.